Exhibit 4.36

Portions of this exhibit marked [ * ] are requested to be treated confidentially.

AMENDMENT NO. 1

to

DEVELOPMENT AND LICENSE AGREEMENT

between

GLAXO GROUP LIMITED

and

ADHEREX TECHNOLOGIES INC.

THIS AMENDMENT NO. 1 (this “Amendment”) effective on this 20th day of December, 2005 (the “Amendment Effective Date”), is entered into by and between Glaxo Group Limited, a company organized under the laws of England and Wales, having its registered office at GlaxoWellcome House, Berkeley Avenue, Greenford, Middlesex, UB6 0NN United Kingdom (“GGL”) and Adherex Technologies Inc., a company organized under the laws of Canada and having an office located at 4620 Creekstone Drive, Suite 200, Durham, North Carolina, 27703 USA (“Adherex”) with respect to the following facts:

RECITALS

A. The Parties have entered into the Development And License Agreement, effective as of July 14, 2005 (“Agreement”).

B. The Parties now desire to amend the Agreement in certain respects on the terms and conditions set forth below.

NOW THEREFORE, in consideration of the foregoing premises and the mutual covenants set forth below, the Parties, intending to be legally bound, hereby amend the Agreement and otherwise agree as follows:

1. Definitions. All terms used in this Amendment but not defined herein shall have the same meaning as set forth in the Agreement.

2. Section 14.1. Section 14.1 of the Agreement is hereby amended in the entirety and replaced as follows:

“14.1 Exherin™ Option. Upon the Effective Date, GGL or its Affiliate shall have an option (the “Exherin™ Option”) to negotiate a worldwide, exclusive, sublicensable license from Adherex under all Exherin™ Patents and Exherin™ Know How (the “Exherin™ License Agreement”). No later than [ * ] from the date upon which Adherex has provided GGL or its

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

Affiliate the Option Data (defined below), GGL or its Affiliate must notify Adherex in writing whether it wishes to exercise the Exherin™ Option. The Parties acknowledge and agree that GGL or its Affiliate will conduct and complete due diligence on Exherin™ prior to the earlier of (i) the date [ * ] following the Effective Date or (ii) [ * ]. Adherex further acknowledges that the decision of GGL or its Affiliate to exercise the Exherin™ Option is subject to management approval of GGL or its Affiliate. For purposes of this Section 14.1, the term “Option Data” means and includes all information with respect to the following items in the possession of Adherex as of the date such Option Data is provided by Adherex to GGL hereunder: [ * ]. Nothing herein shall require Adherex to do any further research and development in response to any of the items listed above.”

3. Binding Effect. This Amendment shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.

4. Waiver. Failure by either party to enforce any rights under this Amendment shall not be construed as a waiver of such rights nor shall a waiver by either party in one or more instances be construed as constituting a continuing waiver or as a waiver in other instances.

5. Severability. In the event that any section, paragraph, clause or phrase contained in this Amendment shall become illegal, null or void, or against public policy, for any reason, or shall be held by any court of competent jurisdiction to be illegal, null or void or against public policy, the remainder of this Amendment shall not be affected, and the parties shall revise the invalidated portions in a manner that will render such portions valid without impairing the parties’ original intent.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

6. Governing Law. This Amendment will be construed, and the respective rights of the Parties determined, according to the substantive law of the State of North Carolina without regard to the provisions governing conflict of laws.

7. Counterparts. This Amendment may be executed in any two counterparts, each of which, when executed, will be deemed to be an original and both of which together will constitute one and the same document.

IN WITNESS WHEREOF, Glaxo Group Limited and Adherex Technologies Inc., by their duly authorized representatives, have executed this Amendment No. 1 as of the Amendment Effective Date.

GLAXO GROUP LIMITED		ADHEREX TECHNOLOGIES INC.

By:	/s/ Richard Stephens	By:	/s/ William P. Peters

Name:	Richard Stephens	Name:	William P. Peters

Title:	Assistant Company Secretary	Title:	Chairman/CEO

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